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07024303

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tim Co Energy Plc

*CURRENT ADDRESS Sixty Circular Road
Douglas
Isle of Man IM1 1SA

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 1 2 2007
THOMSON FINANCIAL

FILE NO. 82- 35091 FISCAL YEAR 9/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 6/11/07

Netcentric Systems - Preliminary Results

Netcentric Systems PLC
29 March 2006

NETCENTRIC SYSTEMS PLC ('Netcentric' or the 'Company')

29 March 2006

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2005

CHAIRMAN'S STATEMENT

The Accounts for the period ending 30th September 2005 represent, in the main, the cost of remaining a functioning AIM Company. During the year, we have examined a number of acquisition ideas without success.

Owing to the change of the Stock Exchange rules with regard to 'investment' or ' shell' companies like Netcentric (Rule 15), which involves the suspension from trading of the Company's shares on AIM on 30th June 2006, there is great pressure on the Board to complete an acquisition transaction. With this very much in mind, we are now considering the possibility of the acquisition of one of two companies which may be suitable targets and we hope to make an announcement shortly. We are also examining the transfer of the quotation of your Company's ordinary shares from AIM to OFEX in order to maintain a market by which shareholders may trade their shares.

Since the year end, the two non-executive directors Emanuel Mond and Paul Hughes have stepped down from the Board as a result of the purchase by Howard Crosby of 29.9% of the Company from PSG Solutions Plc (formerly London and Boston Investments Plc) completed on 13 March 2006. I would like to thank them both for their wise counsel and help during the whole period that they have been directors of the Company.

Howard Crosby is a prominent American business man operating mainly in mining. He is the main force behind this month's flotation on AIM of Platinum Diversified Mining Plc raising $79m. He is also the prime mover in a number of US public companies operating in Uranium, Titanium and Oil exploration and production. Howard Crosby has been appointed to the Board of Netcentric Systems Plc and will with the rest of the Board be actively seeking a suitable 'reverse' takeover for the Company.

S A Komlosy

Chairman, 28 March 2006

NETCENTRIC SYSTEMS PLC

PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 30 SEPTEMBER 2005

	2005 £'000	£'000	2004 £'000
TURNOVER			
Discontinued operations		-	
TOTAL TURNOVER		-	
Cost of sales		-	
GROSS PROFIT		-	
Net operating expenses			
Continuing operations		(83)	
Discountinued operations		-	
OPERATING LOSS			
Continuing operations	(83)		(150)
Discontinued operations	-		(2)
TOTAL OPERATING LOSS		(83)	
Interest income		6	
Provision for investments write downs		-	
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION		(77)	
Taxation		-	
LOSS FOR THE YEAR		(77)	
LOSS PER SHARE - BASIC		(0.06)p	
- DILUTED		(0.06)p	

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 30 SEPTEMBER 2005

	2005 £'000
Loss for the financial year	(77)
Revaluation of investment	-
Total gains and losses recognised in the accounts since the last annual report	(77)

BALANCE SHEET - AT 30 SEPTEMBER 2005

	2005 £'000	£'000	£'0
FIXED ASSETS			
Investments		-	
		-	
CURRENT ASSETS			
Debtors	99		

Cash at bank	3		1
	102		2
CREDITORS: amounts falling due within one year	(28)		(4
NET CURRENT ASSETS		74	
NET ASSETS		74	

Represented by:

CAPITAL AND RESERVES	
Called up share capital	699
Reserves	(625)
SHAREHOLDERS' FUNDS	74

CASH FLOW STATEMENT

FOR THE YEAR ENDED 30 SEPTEMBER 2005

	2005 £'000
OPERATING ACTIVITIES	
Net cash outflow from operating activities	(165)
NET CASH OUTFLOW FROM OPERATING ACTIVITIES	(165)
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	
Interest received	6
	6
DECREASE IN CASH IN THE YEAR	(159)

NOTES TO THE FINANCIAL STATEMENTS - 30 SEPTEMBER 2005

1. SEGMENTAL ANALYSIS BY CLASS OF BUSINESS

	Turnover		Loss before taxation		Operat
	2005 £'000	2004 £'000	2005 £'000	2004 £'000	2005 £'000
Investment activities	-	-	-	(30)	-
Rental activities	-	5	-	(2)	-
Central costs	-	-	(77)	(146)	71
	-	5	(77)	(178)	71
Cash at bank					3
Net assets					74

2. SEGMENTAL ANALYSIS BY GEOGRAPHICAL AREA

The whole of the Company's turnover and loss before taxation arise within the United Kingdom. Similarly, all net assets are in the United Kingdom with the exception of the investment held at 30 September 2005 in Harrell Hospitality Group Inc., a company based in the United States of America, with a value of £Nil (2004: £Nil).

3. LOSS PER ORDINARY SHARE

The calculation of loss per ordinary share is based upon a loss after taxation of £77,000 (2004: £178,000) and on 139,734,602 ordinary shares being the weighted number of ordinary shares in issue during the year (2004: 139,734,602).

Share options and warrants do not have a dilutive effect.

4. RELATED PARTY TRANSACTIONS

S A Komlosy, J J May and G Thompson, directors of the Company, were also directors of Coolcharm Gold Mining Company Ltd. ('Coolcharm') during the year ended 30 September 2005. During the year the Company made a loan to Coolcharm of £88,699 to earn interest on company cash. At the year end Coolcharm owed the Company £91,674. This loan is repayable on demand and interest is charged at 6% per annum. Following the appointment of H Crosby to the Board as an executive director this loan has been converted to shares in that company. A condition of the original loan was that Net5centric had the right to convert into Coolcharm shares.

S A Komlosy and J J May were also directors of PSG Solutions plc (formerly London and Boston Investments plc) during the year ended 30 September 2005. PSG Solutions plc (formerly London & Boston Investments plc) held 68,386,092 shares in Netcentric Systems plc (48.94%) at 30 September 2005 and 30 September 2004. Since the year end this shareholding has dropped to 26,605,460 shares (19.04%). S A Komlosy and J J May are nolonger directors of PSG Solutions plc.

During the year the Company incurred management fees relating to services provided by London & Boston Investments plc of £nil (2004 - £25,000). At the year end PSG Solutions plc (formerly London & Boston Investments plc) owed the Company £nil (2004 - £28,040).

5. POST BALANCE SHEET EVENTS

On 20 March 2006 the company received 471,070 0.0001p Ordinary shares in Coolcharm Gold Mining Company Ltd. in settlement of its debt from that company of £94,167.

NOTES TO THE FINANCIAL STATEMENTS (continued) - 30 SEPTEMBER 2005

6. REPORT & ACCOUNTS

The financial information set out above does not constitute statutory financial statements within the meeting of Section 6 and Schedule 1 of the Isle of Man Companies Act 1982. Statutory financial statements for the financial year ended 30 September 2005 will be delivered to the Register of Companies.

The Report and Accounts will be posted to Shareholders shortly and will be available from PO Box 3218, Gerrards Cross, Buckinghamshire, SL9 7WY.

7. ANNUAL GENERAL MEETING

The Annual General Meeting will be held at 34 Grosvenor Gardens, London, SW1W 0AL at 5.00pm on 30 June 2006.

ZM

END